September 24, 2013

SUBMITTED VIA EDGAR

Angela McHale

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-1090

Re:	Ashford Hospitality Prime, Inc.

  Amendment No. 2 to Registration Statement on Form 10-12(b)

  Filed August 22, 2013

  File No. 001-35972

Dear Ms. McHale:

Ashford Hospitality Prime, Inc. (“Ashford Prime”) has received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 16, 2013 with respect to its Registration Statement on Form 10 (001-35972) that was filed on August 22, 2013 (the “Registration Statement”). On behalf of Ashford Prime, we respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

Concurrently with the filing of this letter, Ashford Prime is filing, via EDGAR submission, Amendment No. 3 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement and the Information Statement also include other changes as well as certain exhibits that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Revised Registration Statement and the Information Statement against the August 22, 2013 filing to facilitate the Staff’s review.

Our Competitive Strengths, page 112

1.	We note your response to comment 4 from our letter dated August 12, 2013, as well as your related revised disclosure on page 113. Please expand your discussion about the Pier House Resort to explain in greater detail why the timing of the acquisition and the closing of the related financing would make inclusion of this property difficult. Please also discuss what impact the new financing has on the purchase price of the option

Angela McHale

September 24, 2013

property, as well as the impact this debt would have on the leverage ratio of Ashford Hospitality Prime.

We respectively submit that the disclosure on page 113 related to the practicalities surrounding the decision to include the Pier House Resort as an option property is adequate. To supplement that disclosure, please note that when the Board of Ashford Trust initiated the separation and distribution process, Ashford Trust did not own the Pier House Resort. Management believes that it would not be practical to revisit the spin-off transaction each time Ashford Trust makes a business decision to acquire a new hotel property. Further, while the Board of Ashford Trust believes that the Pier House fits the Ashford Prime platform, the Board of Ashford Prime may not take that same position. Ashford Trust has continued to operate its business as it has historically, including in connection with the Pier House Resort, as evidenced by the property-level and mezzanine debt put in place with respect to the Pier House.

As set forth in Section 2.7 of the form of option agreement, filed as Exhibit 10.6 to the Form 10, Ashford Prime will receive a credit against the purchase price for the aggregate outstanding principal amounts of any existing mortgage loan secured by the Pier House Resort and any mezzanine loans secured by the property entities to be transferred to Ashford Prime, if the Board of Directors of Ashford Prime elects to exercise the option to acquire Pier House. That is also now noted in footnote (C) on page F-7, explaining the adjustments to Pro Forma Combined Consolidated Balance Sheet.

The impact of the debt associated with both of the option properties on the leverage ratio of Ashford Prime is disclosed in the language added to the section titled “Prudent Capital Structure” on page 6 and 117.

Accounting Treatment of our Formation Transactions, page 186

2.	We note your response to comment 5 from our letter dated August 12, 2013 which indicates that the transaction was structured to provide Ashford Prime TRS with a stepped up tax basis for the assets of the TRS subsidiaries. Your response also indicates that the TRS subsidiaries have no liabilities and that the only asset is cash totaling $124,000. Thus, it is unclear how the remainder of the purchase price will be allocated; please specifically identify the assets that are being stepped up and disclose the allocation in your pro forma financial information. Please also tell us why the purchase price increased from $3 million to $6 million since your last amendment.

Upon further review and consideration of the structure of the TRS subsidiaries, we determined that the TRS subsidiaries hold all of the operating assets and liabilities of the hotel operations which include cash, accounts receivable, inventory, accounts payable and accrued expenses. These amounts are reflected in the Hotel Group Historical Combined Consolidated column as of June 30, 2013. Therefore, the pro forma balance sheet reflects the transfer of

Angela McHale

September 24, 2013

these assets and liabilities. While the transaction involving the TRS subsidiaries occurs separately from the spin-off for tax purposes, it is, in substance, part of the spin-off and therefore should be accounted for as a reorganization of entities under common control and would not result in a stepped up basis.

When evaluating the spin-off and the acquisition of the TRS subsidiaries the consideration given includes shares of Ashford Prime common stock, common units in the Ashford Prime operating partnership and $6 million in cash. Based on the guidance in ASC 805-50, the consideration paid in excess of the historical carrying value of the net assets contributed will be treated as a distribution.

The cash consideration increased from $3 million to $6 million as a result of the completion of the third party appraisal of the TRS subsidiaries. The $3 million included in the initial filing was management’s best estimate at the time of our initial filing.

3.	Notwithstanding our comment above, we note that, in your response to comment 5 from our letter dated August 12, 2013, you did not address how you determined that the transfer of the three TRS subsidiaries is a transaction with substance. Address the fact that the transfer is occurring in conjunction with the spin-off, rather than subsequent to the spin-off. Also, discuss the fact that the source of the cash used to pay for the transfer of the TRS subsidiaries is cash from the separation and spin-off.

Upon further consideration, we have determined that while the spin-off and the transfer of the TRS subsidiaries are two separate transactions for tax purposes, the transfer of the TRS subsidiaries is, in substance, part of the spin-off and therefore should be accounted for as a reorganization of entities under common control as discussed above.

Adjustments to Pro Forma Combined Consolidated Balance Sheet, page F-7

4.	We note your response to comment 9 from our letter dated August 12, 2013 and we continue to consider your proposed accounting treatment for the option properties. Please further explain to us your consideration of whether the risks and rewards of the properties are transferred to Ashford Prime at the time that the options are granted. Please advise us of the rights and restrictions of Ashford Trust related to the option properties during the period that the options are outstanding but have not been exercised. For example, please address whether Ashford Trust can sell, refinance, or make any other significant changes to the properties. Also, please address your consideration of the fact that Ashford Prime can exercise the option for the Pier House Resort at any time after grant and that Ashford Trust will transfer to Ashford Prime the amount of cash required to exercise the option.

The risks and rewards of the two option properties will be transferred to Ashford Prime only upon the acquisition of the properties, following the exercise of the option.

Angela McHale

September 24, 2013

Prior to the transfer of the properties from Ashford Trust to Ashford Prime, pursuant to an exercise of the respective option, the only restriction as to the properties will be that Ashford Trust cannot sell the properties. In the option agreements, filed as Exhibits 10.6 and 10.7 to the Form 10, Ashford Trust represents that the property partnership subject to the option “has good and marketable or indefeasible fee simple title to the Property.” Ashford Trust is required to confirm the continued accuracy of that representation, which it could not do if it sold the property. However, there are no further restrictions on the operation of the properties, including no restrictions on further encumbering or making significant changes to the properties.

It is accurate to note that Ashford Trust is transferring approximately $145.3 million to Ashford Prime in connection with the separation and distribution. In determining an appropriate amount of cash to transfer in connection with the separation and distribution, Ashford Trust did give some consideration to the option price of the Pier House. However, a majority of the five independent directors on the Board of Directors of Ashford Prime will make the ultimate decision as to both (i) whether Ashford Prime will acquire the Pier House Resort and (ii) when, during the 18-month term of the option agreement, the option will be exercised. The revised disclosure on pages 21, 116, 186 and 190 makes clear that Ashford Prime’s corporate governance policy provides that all decisions related to the exercise of the option agreement will be made by a majority of the independent directors. In making its determination, the independent directors of the Board of Ashford Prime will consider all relevant facts and circumstances at the time, including current market conditions, the condition of the hotel property and financing terms of any debt encumbering the property. If the Board of Ashford Prime determines the acquisition of the Pier House Resort is not in the best interest of the stockholders of Ashford Prime, it will not exercise the option agreement and will instead use the cash for other purposes. The amount of cash being transferred is in no way dependent on whether the option to acquire the Pier House Resort is exercised.

5.	Please expand footnote (I) to show how you calculated the amounts included as adjustments to the redeemable noncontrolling interests in the operating partnership line item that are included in the Separation Adjustments column as well as the Crystal Gateway column. Also, clarify for us how you intend to account for the redeemable noncontrolling interests in the operating partnership and your basis for your accounting treatment.

We have expanded footnote (I) to show how we calculated the amounts included as adjustments to the redeemable noncontrolling interests in the operating partnership line item which are included in both the Separation Adjustments column and the Crystal Gateway Marriott column.

We intend to account for the redeemable noncontrolling interests in the operating partnership as a redeemable noncontrolling interest classified as temporary equity in the

Angela McHale

September 24, 2013

mezzanine section of the balance sheet reported at its redemption value per the guidance in ASC Topic 480, Distinguishing Liabilities from Equity.

Ashford Prime’s redeemable noncontrolling interest in operating partnership relates to the outside ownership of the operating partnership through common units as Ashford Prime is structured as an umbrella partnership REIT (“UPREIT”). Ashford Prime will apply the provisions of ASC 480-10-S99-3A related to the classification and measurement of redeemable securities.

Under the proposed terms of the operating partnership, each limited partner shall have the right to require the Operating Partnership (“OP”) to redeem such limited partner’s Operating Partnership units at any time after the one year anniversary of issuance. The operating partnership units (“OP units”) will be subject to a Registration Rights Agreement pursuant to which Ashford Prime has agreed, after 12 months from issuance of the OP units, it will file a resale shelf registration statement covering the shares of common stock of Ashford Prime into which the OP units may be converted.

After considering the Registration Rights Agreement, we concluded that any shares that are issued in connection with a redemption are required to be registered shares; therefore, the redeemable noncontrolling interest should not be classified as permanent equity because it must be settled in cash or registered shares, at the option of Ashford Prime. The redeemable noncontrolling interest related to the outside ownership of the operating partnership, therefore is reported as temporary equity in the mezzanine section of Ashford Prime’s balance sheet and reported at its redemption value based on the guidance in ASC 480-10-S99-3A.

Adjustments to Pro Forma Combined Consolidated Statements of Operations, page F-11

6.	We note your response to comment 10 from our letter dated August 12, 2013 and your revision to the description of adjustment (FF). We are still unclear why this adjustment, along with (DD) and (EE), are not determinable; please clarify further and revise as necessary.

We have revised the pro forma statements of operations for the year ended December 31, 2012 and the six months ended June 30, 2013 to include adjustments (DD), (FF) and (GG), which reflect management’s estimate of the related expenses, based on objective measurements of historically determined amounts. The assumptions used to determine the pro forma adjustments are reflected in the footnotes. Note the prior adjustments (EE) and (FF) are now adjustments (FF) and (GG).

7.

You disclose in footnote (MM) that you have excluded 8.8 million Ashford Prime operating partnership units from the diluted earnings per share calculation as the effect would have been anti-dilutive. Please tell us how you calculated this amount of units and clarify if it includes the units that may be issued if the Crystal Gateway Marriott option is

Angela McHale

September 24, 2013

exercised. Please also disclose the number of shares that may be issued if the Pier House Resort option is exercised and Ashford Trusts opts for units instead of cash.

The 8.8 million Ashford Prime operating partnership units represents the approximate 5.0 million units to be held by Ashford Trust which represents the 20% retained ownership interest in the Ashford Prime operating partnership and the approximate 3.8 million units of the Ashford Prime operating partnership to be held by current Ashford Trust unit holders. These shares are based on the one for five distribution ratio. This number did not include any units issued as a result of the Crystal Gateway Marriott option exercise. We have revised footnote (MM) to clarify this and have added footnote (PP) to disclose the additional diluted shares excluded from the calculation. We have also added the disclosure to note the number of units that would have been issued in connection with the Pier House option exercise if Ashford Trust opted for units instead of cash.

* * *

Ashford Hospitality Prime, Inc. has authorized the undersigned to acknowledge, on behalf of the company, that, in connection with this response:

•	Ashford Prime is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form 10 (001-35972);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	Ashford Prime may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For further clarity, please see Exhibit A, in which Ashford Prime has directly made the acknowledgments noted above. We respectfully submit the foregoing for your consideration in response to your comment letter dated September 16, 2013. If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,

/s/ Muriel C. McFarling

Muriel C. McFarling

cc:	David A. Brooks

David Kimichik

Mark Nunneley

Exhibit A

September 24, 2013

Angela McHale

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-1090

Re:	Ashford Hospitality Prime, Inc.

  Amendment No. 2 to Registration Statement on Form 10-12(b)

  Filed August 22, 2013

  File No. 001-35972

Dear Ms. McHale:

In response to the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated August 12, 2013, in connection with the above-captioned Registration Statement on Form 10 (001-35972) (the “Registration Statement”) of Ashford Hospitality Prime, Inc. (“Ashford Prime”), Ashford Prime hereby acknowledges that:

•	Ashford Prime is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	Ashford Prime may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact our counsel, Muriel McFarling, at (214) 659-4461.

Very truly yours,

/s/ David A. Brooks

David A. Brooks

Chief Operating Officer and General

Counsel